UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Date: April 20, 2018

EXHIBIT INDEX

99.1	Announcement entitled “CNOOC Limited 2017 Environmental, Social and Governance Report”

EXHIBIT 99.1

CNOOC Limited 2017 Environmental,

Social and Governance Report

Report Information

Name of Organization:

China National Offshore Oil Corporation Limited (the “CNOOC Limited”, “Company” or “We”)

Reporting Period:

From January 1, 2017 to December 31, 2017. The report may include information beyond the reporting period in order to keep the information consistent.

Scope of the Report:

CNOOC Limited and its subsidiaries

Contents of the Report:

Vision and commitment of the Company’s Corporate Social Responsibility (“CSR”), common practices, and other key achievements in the course of performing CSR.

Data Specification:

The data in the report is derived from CNOOC Limited’s internal statistical reports, company documents and reports, third-party surveys and interviews.

Reporting Language:

English and Chinese (should there be any discrepancies, please refer to the Chinese version.)

Reference:

This report refers to the "Environmental, Social and Governance Reporting Guide" issued by the Stock Exchange of Hong Kong Limited, the 10 Principles of UN Global Compact and the "Sustainability Reporting Standards" issued by the Global Reporting Initiative (GRI).

Report Verification Method:

An independent limited assurance engagement was conducted against this report by Deloitte Touche Tohmatsu Certified Public Accountants LLP.

An electronic version of this report is available on the Company’s website at www.cnoocltd.com and a hard copy is available upon request.

Investor Relations Department of CNOOC Limited

Address: 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, 100010

People’s Republic of China

Email: mr@cnooc.com.cn

Company website: www.cnoocltd.com

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About Us

CNOOC Limited, incorporated in the Hong Kong Special Administrative Region in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong limited (code: 00883) on February 27 and 28, 2001, respectively. The Company was included as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) was listed on the Toronto Stock Exchange (code: CNU) on September 18, 2013.

The Company is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in exploration, development, production and sale of crude oil and natural gas.

The Company’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. The Company has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As at December 31, 2017, the Company has net proved reserves of approximately 4.84 billion BOE (barrels of oil equivalent, similarly hereinafter), and its average daily net production was 1,288,128 BOE1. The Company had total assets of approximately RMB617.2 billion.

Chairman’s Statement

The year of 2017 was full of challenges and opportunities. The oil market struggled to regain momentum after wild volatility, with oil prices eventually stabilizing and rebounding. The oil and gas industry also showed signs of recovery. In 2017, CNOOC Limited grasped opportunities and recorded stable growth in operational performance, with all the Company’s operations running smoothly. We stepped up our efforts in sustainable development, adhering to the Ten Principles of the UN Global Compact in the areas of human rights, labor, environment and anti-corruption. We also proactively responded to the 17 Sustainable Development Goals of 2030 set out by the United Nations. We strive to strike a balance between economic growth, environmental protection and social progress on topics which our stakeholders focused on.

In 2017, we fulfilled our production and operation tasks, ensured stable and reliable energy supply, met the market’s need for energy, and made great efforts in providing clean and quality energy. Furthermore, following an innovation-driven strategy, we played a key role in the development of the industry through technological innovation, and achieved numerous key technical breakthroughs. We improved our management and control systems through innovation and established a long-term mechanism for enhancing quality and efficiency, thus boosting our sustainable development. The Company achieved and exceeded its oil and gas production target, with our net oil and gas production reaching 470.2 million BOE for the year.

1 Unless otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

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As at the end of 2017, our reserve life rose back over 10 years, laying a solid foundation for the sustainable development of oil and gas reserves in the future.

We view operational safety as the foundation and core value of sustainable development, and we upheld the value concepts of “Safety First, Environment Paramount, Focus on People, and Equipment Integrity”. We improved the safety management system, strengthened safety production inspections and emergency response capabilities, and paid attention to compliance, identification and elimination of potential risks and special rectification. All of these measures eliminated potential risks, enhanced safety management at grassroots level, improved safety awareness across all staff and cultivated a characteristic culture of safety. In 2017, situation of CNOOC Limited’s production safety remained stable.

Meanwhile, we have always placed great emphasis on energy conservation, emission reduction and environmental protection as ways to transform the mode of development and enhance social responsibility. Last year, we established a clean, low-carbon and safe energy-efficient system, strictly monitored the emission of pollutants in the sea and maintained marine ecology. We introduced an energy-conservation management system into the Company’s risk control system and ensured that project energy consumption is minimized at the institutional level. The Company also conducted thorough carbon verifications and steadily promoted research on carbon emission reduction technologies in response to people’s concerns on climate change issues.

We adhered to the philosophy of “human-oriented management” and regarded talents as the Company’s most precious resources. We endeavored to establish an equal and just employment mechanism, perfected the scientific and fair talent evaluation system, ensured a smooth employees’ career development path, created an atmosphere to respect talents, valued the guarantee of employees’ rights, cared for their physical and mental health, and contributed to making them have a sense of happiness and gain.

We proactively embraced social responsibility and pursued benefits for society. In pace with continuous business expansion and development, we were committed to providing more local employment opportunities. We also took part in marine rescues, and encouraged our staff to participate in charity events, thus contributing to society.

In 2017, we continued to follow exceptional and transparent corporate governance practices, for which we won a number of awards from the marketplace. The Company was once again awarded the “Asian Excellence Award” by Corporate Governance Asia, and we won the “Corporate Awards – Platinum” by The Asset for the sixth straight year. Winning these awards demonstrates our management capability in areas such as shareholders’ rights protection, information disclosure, investor relations, corporate government and social responsibility. It also proves that we are now a leading-industry model.

We will never forget where we have come from. In 2018, CNOOC Limited will stay true to its original aspirations and keep our mission firmly in mind. We will put sustainable development into practice, pursue the harmonious development of the economy, environment and society, improve compliance operations, continuously optimize industry structure, and facilitate green economic development. We will adhere to eco-friendly principles and endeavor to maintain a balanced ecosystem. We will adhere to a people-oriented approach and continue to be the driving force for development while collaborating with our stakeholders for deeper mutual

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benefits.

Yang Hua

Chairman

Vision and Commitments

Sustainable Development Strategy

It is our commitment to sustainable development that we will exploit existing natural resources in a safe, efficient, and environment-friendly manner and provide society with clean, reliable, and stable energy that will meet people’s reasonable energy demands. The economy, environment, and society are the three cornerstones of our bid to develop energy resources and contribute value. As our business operations achieved continuous growth and our economic contributions grow steadily, we will press ahead on the road of environmental protection and societal progress. We will combine the economic, environmental, and social aspects to make them mutually supportive.

The Company believes that sustainable development should not only depend on the knowledge, beliefs and ideas of the Company’s management or employees. Instead, the sustainability requirement needs to be embedded into the corporate management systems and made part of corporate culture at all levels.

The Board of Directors (the “Board”) of CNOOC Limited actively supports the Company’s commitment to CSR and gives close attention to CSR progress. This includes strategy and risks, performance, internal operations, occupational health and safety, environment, and human rights issues related to sustainable development and CSR, as well as the methods and results of compliance in operations and sales. Our management is responsible for formulating and executing strategies involved in the management systems related to environmental protection, energy-saving projects, emission reduction, ecological protection, greenhouse gas (GHG) reduction, and clean energy supplies.

The Company has incorporated sustainability into our organizational and institutional system, and our management process. We continue to assess our performance in terms of sustainability and make improvements and adjustments to ensure our operation and management are more environment-friendly, efficient and safe, and make balance among economy, environment and society.

CSR Vision

As an energy company, it is the Company’s responsibility to deliver sustainable energy to society. In future, the Company will promote clean, healthy, and green energy development models with our partners in the industry chain. We will work together with stakeholders and

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make social responsibility an engine that drives the Company and society forward together.

CNOOC Limited is committed to:

•	Ensuring the stable supply of energy in the world and enhance supply capacity.

•	Pursuing sustainable development, improving world energy structure, and delivering clean energy.

•	Operating in compliance with laws and regulations and adhering to a high standard of business ethics and corporate governance

•	Developing resources in a safe and environment-friendly way and responding actively to climate change

•	Proactively participating in community-building activities and contributing to public welfare

•	Respecting the rights and interests of stakeholders and pursuing win-win situations

CNOOC Limited strives to be:

•	A driving force for the supply of sustainable energy

•	A dominating force for clean, healthy, and green energy development models

•	A motivating force for the joint progress of stakeholders and society

Stakeholders

To fully communicate with stakeholders to understand their expectations and demands is the foundation of our social responsibility and sustainable development. We have been always communicating with stakeholders on multiple social responsibility issues through an open, transparent and multichannel mechanism. The stakeholders are primarily the following: shareholders and creditors, employees and employee organizations, governments and regulatory authorities, business partners and service providers, the public and communities, charities and non-government organizations (NGOs) and clients.

Communications with key stakeholders

Stakeholders	Key Communication Methods	Main Focuses	Major Actions and Measures
Shareholders and creditors	• Scheduled information disclosure • Regular communications • Annual general meeting and extraordinary general meeting	• Interests Protection of shareholders and creditors • Corporate governance and risk management	• Ensure quality and effectiveness of information disclosure • Maintain regular dialogue • Equal treatment of shareholders • Organize road shows
Employees and	• Meetings with employee	• Rights and interests • Career development	• Support employees to join labor unions or other

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employee organizations	representatives • Regular communications • Internal information exchange • Complaints	• Occupational health and safety	employee organizations • Provide Employee training and technical training • Provide occupational health check-ups
Governments and regulatory authorities	• Follow up and ensure compliance with laws and regulations • Report on specific matters • Routine inspections • Response to enquiries • Discussion on industry issues	• Operating in compliance with laws and regulations • Proper utilization and development of natural resources • Economic contribution • Corporate governance

•  Comply with all applicable laws and regulations

•  Fulfill tax payment obligations

•  Share industry expertise for further development

•  Ensure quality of disclosed information

•  Enhance corporate governance

Business partners and service providers	• Business negotiations • Project cooperation • Business communications	• Stable cooperative relationships • Knowledge and information resource sharing • Mutual benefits • Sustainable energy development model	• Integrate internal and external resources • Encourage experience, resources and technology sharing • Discuss on industry development
Public and communities	• Information disclosure • Public relations • Response to the public enquiries • Support for community building activities • Participation in public welfare projects	• Stable energy supply • Environment protection • Good corporate image • Community protection • Building harmonious communities	• Improve oil and gas supply capability • Participate in public welfare activities • Publish CSR reports • Ensure high standards on public welfare • Support community construction
Charities and NGOs	• Participation in designated projects • Response to enquiries • Regular communications	• Social responsibility undertakings	• Contribute corporate experiences • Participate in relevant activities
Clients	• Business negotiations • Client services • Client visits and survey • Regular communications and interactions	• Service, price and quality • Complaint handling	• Promote win-win philosophy • Enhance product quality • Client satisfaction survey and feedback

 Energy Supply

CNOOC Limited is committed to driving sustainable supply of energy. Through technological and management innovation, we are working on breakthroughs in energy exploration, development, production, and technology to ensure steady energy supply to meet the energy

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demands of society and contribute to the sustainable development of the Company and society.

Oil and Gas Exploration, Development and Production

Ensuring stable supply of crude oil and natural gas is a major responsibility of the Company. Therefore, the Company has been innovating in technology, management, and equipment for a long time, and has continuously overcome exploration obstacles. In recent years, it has promoted the integration of exploration and development to achieve improvement in quality and efficiency and continuously raise the level of oil and gas development and production.

In 2017, the Company continued to strengthen the integration of exploration and development, enhanced the ability and shortened the cycle of reserve monetization. For offshore China, it further prioritized investment in mature areas while continuing to explore frontier areas. For overseas exploration, with its foothold on existing core projects, the Company sought to maintain a “rolling” pattern of development. It continued to maintain a reasonable proportion of exploration investment in total capital expenditure and to ensure mid-to-long term sustainable development with a relatively high level of exploration activity. In offshore China, the Company made 17 new discoveries, and successfully appraised 14 oil-gas structures. As for overseas exploration, we made 2 new discoveries and successfully appraised 2 oil-gas structures. The 5 new projects scheduled to commerce operation within the 2017 are running smoothly. The Penglai 19-9 Comprehensive Adjustment, Enping 23-1 Oilfields, Weizhou 12-2 Oil Field Phase II Project, BD Gas Field and Hangingstone Project have started productions within the year. The Company's exploration, development and production business continued to make remarkable progress, with steady growth in oil and gas reserves and production. The Company overcame many difficulties and exceeded its annual output target through maintaining and increasing production of oil and gas fields in production and promoting new oil and gas fields going into production.

In 2017, through continuous improvement of operational standards and enhancement of streamlining management, the Company continued to analyze cost-reduction possibility of each operation, steadily promoted innovation and helped establish a long-term mechanism for improving quality and efficiency. The ability for sustainable development was enhanced in all ways. By the end of 2017, the Company had net proven reserves of about 3.88 billion BOE and a net oil and gas production volume of 470.2 million BOE, exceeding output targets set at the beginning of the year. All in cost was reduced to USD32.54/BOE, down by 6.2% year-on-year.

Ensure stable supply of natural gas in winter

In 2017, China vigorously promoted the “Environmental Protection” project and it made an explosive growth in domestic natural gas consumption. In winter, when heating gas is in high demand, the mismatch with supply is stark. The Company set a goal to ensure heating supply in winter and prioritize the use of gas for people's livelihood. To achieve the objective, it facilitated coordination among relevant parties:

•    Coordinated with the production department the maintenance of offshore oil and gas field facilities in advance and carried out refining management to remove the bottleneck in natural gas transmission and lay a foundation for stable gas supply.

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•    Formulated an emergency supply plan, communicated with downstream users, took measures on "Prioritizing the Use of Gas for People's Livelihood" to scientifically determine the order of reduction in supplies, and reduced gas supply for chemical fertilizer and industrial enterprises to ensure consumption for people’s livelihood.

•    Coordinated with other sources of gas, relieved the pressure of market supply and demand by resource substitution, increased the sale of natural gas from South China Sea in the Guangdong region, and met the goal of "Transmitting Guangdong's Natural Gas to the Northern Areas" to help alleviate tensions over supply to the northern region.

Technological Advancements

In 2017, the Company implemented the "Innovation-driven" strategy, formulated and revised management methods and regulations for the Company’s scientific research projects and scientific research platform construction project, launched the exploration and development laboratories for maritime low-permeability gas reservoirs and for unconventional oil and gas, and established China Ocean Resources Development Strategy Research Center jointly with the Chinese Academy of Engineering. Meanwhile, the Company continued to implement the coordination mechanism and strengthen joint research with research institutes to master core technologies.

During 2017, the Company continued to develop key technologies for exploration and development of deep-water oil and gas fields, offshore heavy oil, low-permeability oil and gas fields, and onshore coal bed methane. Remarkable results were achieved such as the trial production of offshore gas hydrate using solid-state fluidization method, and the fracture system in western Bohai Sea and study of control of the reservoirs, Yingqiong Basin high-temperature and high-pressure natural gas enrichment laws and its exploration and development, which provided technical support and reserves for cost reduction and increasing efficiency. The offshore gas hydrate using solid-state fluidization method enabled CNOOC Limited to independently master the complete set of technologies for the self-sampling of marine hydrates. Continuous breakthroughs were made in the research and development of engineering technology. The design of China’s first 1,500-meter deep-water condensate storage semi-submersible platform was completed for the first time; the design of a large-scale complex single-point mooring system was launched for the first time; and the offshore heavy oil thermal recovery technology was significantly improved and engineering design strength was enhanced.

In 2017, the "Key Technologies for Industrial Application of Well Completion under High Temperature and High Pressure in South China Sea" won the first prize at the National Science and Technology Progress Award. The "High-Efficiency Development Technology for Offshore Heavy Oil Fields" won the award for "Top Ten Progresses in China Petroleum and Petrochemical Technology Innovation 2015-2016". The Company took the lead in drafting the ISO18647: Oil and Gas Industry Specification for Offshore Fixed Platform Module Drilling Rig International Standard, which was officially published.

In order to safeguard and protect intellectual property rights, the Company has formulated and implemented management methods such as CNOOC Limited Intellectual Property Management Measures and CNOOC Limited Patent Management Implementation Rules to

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carry out intellectual property internal control management. In the year, 98 patents were granted, 190 patents accepted and 23 software copyrights registered.

Application of highly-efficient development technology for offshore heavy oil fields

The development technology of offshore heavy oil fields maximized the exploitation of oil resources on the seabed in a safe and economic way and formed four major technical systems including offshore seismic development, overall encryption and comprehensive adjustment of cluster well patterns, appropriate sand production for multiple branches, and chemical flooding of heavy oil.

Currently, the technology has been applied to many oilfields such as SZ36-1, LD10-1, JZ9-3, QHD32-6, NB35-2, and LD27-2 in Bohai Bay, which increased the recoverable reserves by more than 60 million tons, and during the "Twelfth Five-Year Plan", oil production increased 8.46 million tons, and profits rose RMB15.43 billion. Meanwhile, the Company established the world's first demonstration base for efficient development of marine heavy oil and promoted its development to a new level.

Application of key technologies and industrial application of HPHT drilling & completion in the South China Sea

In 2017, the Company made major innovations in key technologies for high temperature and high pressure (HPHT) in South China Sea. Details are as follows:

•   It pioneered the accurate prediction method of multi-source and multi-mechanism abnormal pressure and developed a narrow-miniature pressure window continuous circulation differential pressure quantitative control drilling technology to achieve 100% success rate in drilling under high temperature and high pressure in the South China Sea;

•   It developed the "Five Prevention" and "Self-healing" high-temperature and high-pressure cement slurry system for the first time, and built a multi-level well bore integrity and safety assurance technology, achieving a world record of "zero" annulus pressure in all high-temperature and high-pressure wells in the South China Sea;

• It took the lead in innovating smart emergency shutdown, standby emergency release, and other safety testing systems to achieve safety testing in high-temperature, high-pressure, high-production gas wells in a narrow space on the offshore platform;

• Developed an environment-friendly water-based double-effect drilling fluid and a series of speed-up tools.

By taking advantage of the technology, the Company has formed a complete technical and industrial application system and built China's first offshore high temperature and high-pressure gas field group, which laid a solid foundation for the implementation of the Belt and Road Initiative.

Product Quality

CNOOC Limited manufactures and supplies energy products adhering strictly to domestic and

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international quality management standards, and also works to enhancing management quality. For quality inspections and tests of crude oil, natural gas and by-products, the Company employs professional third-party commodity inspection authorities agreed to in contracts for sampling tests or tests carried out jointly with clients, as required by national or industrial standards. Upon completion, inspection results are objectively and factually reported. We strive for open and transparent management who strictly comply to standards so as to ensure product safety and regulations are observed accordingly. In 2017, CNOOC Limited did not receive any complaint from clients regarding product quality or crude oil and natural gas services.

Purchasing Management

With a series of management systems, such as the Purchasing Management System, Supplier Management Method and Bidding Management Method, the Company further promotes impartial supplier management and purchasing through bidding to avoid environmental and social risks caused by improper supplier selection. Since 2008, CNOOC Limited has continuously worked to optimize supply chain management while actively implementing corporate a supplier-base management system. By the end of 2017, CNOOC Limited had more than 3,200 suppliers.

The Company realized the whole-process dynamic management from the supplier's entry to exit by sharing supplier resource information and optimizing his performance assessment. The Company carries out annual performance evaluations on all the suppliers in the supplier base, including but not limited to the aspects of product quality, price, date of delivery, after-sales service, and execution of the health, safety and environment (HSE) system. Subsequently, these suppliers have their rankings adjusted according to the evaluation results. CNOOC Limited has also established a unified risk management and control system to handle violations of regulations as a form of deterrence and to reinforce the Company’s overall prevention and control capacity. In 2017, the Company vigorously promoted the open written qualification review and on-the-spot inspection to screen the short list of suppliers and conducted inspections for 17 products in four categories. During the written review of 307 supplier bid documents and on-site inspection of 32 suppliers, the Company focused on the comprehensive assessment of factors like qualifications of suppliers, social and environmental responsibility fulfillment, risk management and control, process control and quality management capabilities, personnel quality and technical capabilities, HSE management status.

Corporate Governance

Corporate growth requires sound management. Since the establishment, CNOOC Limited has built a fair and open corporate governance system in accordance to laws and regulation, and global level corporate standards. We promise to maintain a high standard code of ethic, governance and accountability, operate in a business ethical manner to protect the Company and stakeholder's interests.

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Governance Standards

The Company has always been upholding high standards in business ethics and its transparency and good corporate governance have been recognized by shareholders and the public. We believe that maintaining the high-standard corporate governance is essential to the steady and efficient operation of the Company and serves the long-term interests of the Company and its shareholders.

In 2017, the Company executed its corporate governance policies in strict compliance with the relevant codes on corporate governance of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Company’s adherence to these codes ensures that all decisions are made on the principles of trust and fairness and in a transparent manner to protect the interests of all shareholders.

As at December 31, 2017, the Board of the Company consisted of 9 members, including two executive directors, three non-executive directors and four independent non-executive directors. The resumes of all directors are shown in the annual report of the Company and available on the Company’s website at www.cnoocltd.com. The duties of the Board are to provide guidance, orientation and supervision for lawful and effective execution of the operations of the Company and to protect shareholders’ interests, while safeguarding the healthy and steady development of the Company. Three committees have been set up under the Board, namely the Audit Committee, Nomination Committee and Remuneration Committee. Members of all committees are non-executive directors and independent non-executive directors with high a degree of independence. When the potential conflict of interests of the Board related matters arises, the independent non-executive directors will take the lead in reflecting the opinion of the minority shareholders.

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Organizational structure of Board of Directors of CNOOC Limited.

There were changes to the Board of Directors of CNOOC Limited in 2017. Mr. Yang Hua was re-designated from an Executive Director to a Non-Executive Director and resigned as the Chief Executive Officer with effect from April 18, 2017, and he remains as the Chairman of the Board. On the same day, Mr. Yuan Guangyu was appointed as the Chief Executive Officer and resigned as the President of the Company, and Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

The Company attaches great importance to the communication with the minority shareholders. With their support and trust, we have achieved sustainable development. We have established open and transparent communication channels with our minority shareholders and will continue to strengthen the communication and cooperation with them.

A dedicated section on the Investor Relations page on our website allows us to inform our shareholders in an open and transparent manner about important Company events and invite them to participate in such activities as Annual General Meeting. We also invite the minority shareholders to take part in annual panel discussions and conference calls so that they can earn a better understanding of the Company’s activities.

The effective management of the Board and the Committees further enhanced the governance standards of the Company. CNOOC Limited continued to receive recognition and awards for its excellent standards of corporate governance. It also won awards in several corporate governance contests organized by Corporate Governance Asia and The Asset.

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Awards and Honors in 2017

“The 6th Asian Excellence Award 2016”, “Best Investor Relations Company (China)”, and “Asia’s Best CEO (Investor Relations [China])” by Corporate Governance Asia in June.

the Company won the honor of "the most admired company" and "Best IR" from "Best Corporate Management Team in Asia in 2017", with vote ranking No. 2 by analysts from buyer and seller in July.

The Company won the honor of "Best IR (for energy industry)" in 2017 by IR Magazine in December.

The Company won the honor of “2016 Corporate Awards – Platinum Award" by The Asset in December.

Code of Ethics

In 2003, the Board of the Company approved a set of code of ethics (“Code of Ethics”). The Code of Ethics provides guidelines and requirements in the area of law and code of conduct in respect to supervisory rules, insider trading, market malpractice, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements for the directors and senior management of the Company.

As a part of efforts to enhance its standard of corporate governance, since 2009, the Company has reviewed the Code of Ethics annually, and continues to revise it according to the latest governance requirements. The current version of Code of Ethics has been disclosed on the Company's website. All the senior management members and directors are required to familiarize themselves with and obey the Code of Ethics to ensure that the Company’s operations are honest and legal. Any violation of the Code of Ethics will be penalized and serious breaches will result in dismissal.

Risk Management and Internal Control

Since the establishment of the Company, we have focused on maintaining and following strict risk management and internal control practices. The Company is well aware of the fact that establishing and maintaining a risk management and internal control system, which coincides with the strategic goals of the Company and which suits the reality of the Company, is the duty and mission of the management team.

The Company established the Risk Management Committee, directly managed by the Company’s Chief Executive Officer. The Risk Management Committee is responsible for the organization and implementation of the Company’s risk management and internal control, supervision of the Company’s risk management and internal control system, as well as the periodic submission of the risk management report to the Board.

With respect to risk management, the Company officially adopted the Enterprise Risk Management Framework developed by the COSO (Committee of Sponsoring Organizations of the Treadway Commission) of the United States and took ISO31000: 2009 “Risk Management

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Principles and Guidelines” as an important reference for formulating a set of risk-management systems that cover design, execution, monitoring, and review and are subject to continual improvement. The Risk Management Committee is responsible for setting the overall objectives and strategies for risk management based on the Company’s strategies, and identifying, analyzing, and assessing the overall risk, especially key risks in major decisions, important events, and key business processes, as well as reviewing and approving the response plans to major risks. In addition, it is responsible for tracking and periodically reviewing the execution of response plans to identified risks to ensure that all key risks are dealt with, monitored, and addressed.

The Company introduced an internal control framework developed by COSO of the United States, to establish an internal control system and mechanism for finance and accounting, business operations and compliance so as to guarantee that the information on each report is timely, accurate and integrated.

In 2017, the Company shored up oversight, instruction and improvement for overseas risk management and internal control. Take the subsidiary company of Nexen Inc. Canada, as an example, in order to minimize the negative impact on the environment and society during the operation, Nexen Inc. conducts risk assessment of all major projects and identifies possible negative impacts. A corresponding response plan is followed. While the development and design of new projects are underway, assessments of potential negative impact on water, air, land, community, etc. are conducted.

Audit and Supervision

In order to ensure the effectiveness and appropriateness of business operations, internal control, and risk management, the Company has set up a supervision management system that adopts risk control as its focus, internal control as its supporting mechanism, and internal audit-based monitoring as its safeguard, forming a vertically integrated management and reporting system of “Auditing Committee - Director of Regulatory Department - Auditing Department - Auditing Department of Subsidiary Company”.

The Company follows the main line of “Ascertaining Problems, Controlling Risks, Improving Efficiency and Promoting Development” to improve audit management system and optimize audit resource distribution. We shore up the full covering of audit supervision in key areas, important parts and major projects. We give full rein to the function of audit immune system in a bid to provide a solid safeguard boosting risk management, improving efficiency, standardizing operation and sustaining sound development. The Company pays close attention to rectification, prevention and control of risks, establishes audit rectification and accountability mechanisms, and effectively implements audit rectification.

With the development of its overseas businesses, the Company’s internal control and risk management of overseas assets have become increasingly extensive. The Company will combine the annual and medium-to-long-term plans of overseas audit to expand covering overseas companies and projects. Through the use of various forms of auditing, diversified auditing methods, the Company has improved audit efficiency and effectiveness. At the same time, it has taken a number of measures to continuously promote overseas audit work, establish

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a normal working mechanism for overseas auditing, establish an overseas audit reporting mechanism, and regularly organize communication between various units.

Financial Control Complaints: Reporting Channel and Handling

CNOOC Limited and its subsidiaries have set up full-time and part-time organizations and positions to handle complaints and grievances. Anyone can make reports, allegations and grievances about violations and breaches of regulations to management, compliance monitoring personnel, legal advisers, internal audit department or other relevant departments of the subsidiaries by letter, in person, telephone, or email, etc.

Financial control complaints and other grievances and complaints will be handled and directed in accordance with the Complaint and Grievance Administrative Measures of CNOOC Limited, and will be reported to the Audit Committee of the Company periodically in order to ensure that all individual reports are given proper attention and major weaknesses in the system brought to the attention of the Audit Committee directly.

Nexen Inc. Canada, the subsidiary of the Company, conducts internal and external audit of all operational processes to ensure that the company does not violate any local law or management regulations within the company or health and security norms. All identified risks are reported to the management and a corresponding solution is developed accordingly.

Anti-corruption Practice

We focus on of anti-corruption and have built a strict internal prevention and management system to address and deal with all corruption practice and malpractice cases accordingly.

CNOOC pays great attention on the moral standards of its employees.

The Company is convinced that honesty and integrity are the cornerstone of sustainable development. Therefore, the Company has a high ethical standard for the behavior of its employees. It requires employees to stick to integrity and self-development with self-discipline and honesty. In order to strengthen the internal management of the Company, improve the self-discipline of the Company's employees, and ensure that the Company's production and business activities proceed smoothly without business ethics violation, the Company has formulated a set of rules and established an effective system to punish and prevent fraud, such as the “the Code of Commercial Behavior and Conduct of Employees of CNOOC Limited”, “Regulations on Conflicts of Interest”, “The Procedures for Handling Rule Violations”, “Petition and Visiting Reporting and Appeal Management Measures” and “Financial Control Complaint Management Measures”. All new employees receive training on the contents of all such documents and sign a letter of confirmation about “The Code of Commercial Behavior and Conduct of Employees of CNOOC Limited.” At the same time, the general managers and senior managers of the Company departments are responsible for the construction of uncorrupted governance in their areas of management.

The Code of Commercial Behavior and Conduct of Employees describes the code or standard

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of conduct that employees should follow in the workplace and clearly states that the Company forbids employees from accepting or giving bribes or kickbacks, and from engaging in circumvention behaviors of any form including accepting bribes or kickbacks through relatives or third parties. The Code aims to avoid misconduct by employees at work. Meanwhile, employees are encouraged to abide by laws, provisions and business rules to avoid conflict of interest.

The Procedures for Handling Rule Violations detail provisions for behaviors that violate the relevant laws of the state and the regulations of the Company. Those behaviors include violations of rules of production and operation management, violations involving financial discipline, and corruption and bribery. The articles from Article 53 to 61 clearly outline punishments for corruption (embezzlement) and bribery, and Article 19 states clearly that employees facing criminal liability from breaking the law will be dismissed.

Safety and Environmental Protection

CNOOC Limited has always believed that operational safety is integral to its sustainable growth. All along, the Company has upheld HSE core values of “Safety First, Environment Paramount, Focus on People, and Equipment Integrity”. It has cultivated a safety culture featuring “People-oriented Implementation and Intervention”, strengthened safety systems and made constant efforts to improve HSE internal control system. It strengthened fixing of responsibility for safety, improved dual control and management mechanism, strengthened management at basic level and continuously elevated safety management level and pushed forward energy conservation and emission reduction. CNOOC Limited has been proactively fulfilling its social responsibility.

HSE Philosophy

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HSE Management System

CNOOC Limited has been consistently upholding its goal of “Taking the Lead in Achieving World-class Level of Safety and Environmental Protection”.

In 2017, CNOOC Limited improved its safety management system in accordance with national laws and regulations. CNOOC Limited has adopted a management model that is “led by departments, consulates third parties and track problems” with focus on issues including compliance, potential risk identification and elimination, major high-risk operations, emergency response management, equipment and facilities management. By adopting this management model, CNOOC Limited has promoted continuous improvement and practical implementation of HSE management system among its affiliated units, thus improving safety management at work.

In 2017, CNOOC Limited organized an overall scale benchmarking management with world’s first tier energy companies. CNOOC Limited optimized HSE management system by setting up HSE Management System Framework that is in line with international industry risk management principles and continuous improvement principles as well as featuring company characteristics, and further specified basic requirements to its affiliated units on HSE management. On the basis use of reference from OSHA recording Occupational Injuries method at an all-round level, CNOOC conducted further research on PSM (Processing Safety Management) KPI system; CNOOC Limited stepped forward to learn from international HSE best practices, (enhance HSE liabilities) and risk control, and make sure to provide a safe and environmental workplace for its employees.

In 2017, CNOOC Limited continued to strengthen investigation of construction projects, brought forward requirements and reminders in areas including project compliance, risk mitigation and risk supervision in key respects. It focused on sources of risks, giving priority to safety management, continued to improve HSE systematic management and guaranteed sustainable development of production and operations.

Production Safety

In 2017, the overall production safety situation of CNOOC Limited was stable while the safety awareness and safety leadership had also been further strengthened. CNOOC Limited always believes that production safety is the basement of its sustainable development, let production safety be the lifeblood of enterprise development, continues to improve production safety and security system, fosters safety culture, strengthens production safety inspection and emergency response capability, and makes efforts to completely safeguard the Company’s production and operation.

In-depth Risk Control

In 2017, CNOOC Limited expanded safety management and risk control to its frontline operations. It conducted operational license screening and investigations from three dimensions — special operations and ordinary operations, responsible zones and non-responsible zones, and relevance to equipment and facility integrity. It carried out comprehensive management of

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its diversified operations and established license management requirements targeting various types of operations to guarantee they are under control, thus practically preventing operational risks. CNOOC Limited carried out rectification measures on drilling (workover) rigs. It conducted special screening and management of dangers from items and people falling from drilling (workover) rigs high above the ground, thus comprehensively enhancing safety management level of platform drilling (workover) rigs.

In-depth Investigation and Inspection

In 2017, aiming to “Eliminate Severe and Extraordinarily Serious Accidents, Prevent Major Accidents and Decrease Ordinary Accidents”, CNOOC Limited continued to adopt superior methods of investigation and special inspections, urging all levels of the organization to implement safety requirements put forward by the government and Company. CNOOC Limited undertook superior investigation of HSE management system of NEXEN UK, Shenzhen Branch and other affiliated units; reviewed the investigation and rectification of NEXEN Long Lake and NEXEN Calgary; completed special inspections of high risk contractors for diving and helicopter; and organized special inspections of maritime safety management. It carried out comprehensive inspections of equipment and facilities, organized detailed internal investigation of integrity management system and enhanced the management of offshore equipment; completed well control inspection tours at 38 operation points and special inspections of well control safety at 11 operation points. It organized “Well Control Activity Week” as well as well control emergency response and rescue drills, carried out downhole operations safety survey, improved drilling (workover) well control safety management and continued to lay a solid foundation for production safety.

Promote and improve platform drilling (workover) rigs safety management

In 2017, CNOOC Limited proactively pushed for elimination of potential safety risks related to drilling/workover rigs. It conducted special screening and management of risks concerning items and people falling from drilling (workover) rigs high above the ground. It undertook special research and surveys on safety management of drilling/workover rig. It achieved all-round improvement of platform drilling/workover rig safety management through optimization of management mechanism, specifying the limits of responsibilities and liabilities, completing management system and criterion, pushing forward integrity management of drilling/workover rigs and improving management and working of professional teams.

CNOOC Limited conducted special inspections of well repair and well control safety, emphasizing downhole operation safety management

In 2017, considering the high frequency of rig workover accidents recently, CNOOC Limited conducted special inspections on well control. With comprehensive analysis of various issues, CNOOC Limited pushed forward downhole operational safety management by making suggestions, including establishing and improving management system of downhole operation and well control safety, enhancing education of supervisors for rig workover, strengthening screening and rectification of well repair related to potential risks,

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and improving management at headquarters.

Strengthening safety execution capability

In 2017, CNOOC Limited organized safety culture activities under the theme — “Safety to The Last Centimeter” — in an effort to identify and rectify “not thorough” phenomenon in the four aspects of management system improvement — laws and regulations enforcement, safety awareness, and quality and profit enhancement, thus utilizing multilateral cooperation mechanism to establish a broad safety structure. At the workforce level, the Company organized various activities such as safety and environmental protection knowledge competition, safety essay competition and micro-video competition on safety warning, which improved employees’ safety awareness and skills and promoted implementation of production safety responsibilities. During the selection of outstanding employees of production safety, a large number of personnel were noticed. They were committed to their positions and responsibilities, devoted to their careers, excelled at management and performed outstandingly.

Safety leadership

CNOOC Limited’s Chairman Yang Hua’s Letter to Home addressed all employees of the Company highlighting safety issue – Seeing You Safe Puts Me at Ease – was published on China Offshore Oil Press and received positive response. The Company leadership spoke for safety by acting in the video Leadership Talks About Safety. Following the example set by Chairman Yang Hua’s lecture Safety Responsibility is a Vital Part of our Mission, leaders at various levels gave safety lectures through site visits or inspections. The Company CEO gave safety lectures to overseas employees during the visits. Some units encouraged management personnel in functional departments to give safety lectures to business staff. Leaders at various levels hosted safety management seminars and safety symposiums.

Tianjin Branch “Safety Month” programs

During the “Safety Month”, the Tianjin branch organized various safety themed activities, including production safety signing event, hand-protection activities, safety knowledge competition, safety knowledge training, emergency response drill, potential risks screening and rectification. These activities created a strong safety culture environment.

Equipment and Facility Integrity Management

In the preliminary stages, the Company took investigation as the starting point, organized experts to participate in preliminary research and feedback on spotted problems, improved intrinsic safety of equipment and facilities. With respect to production and operation, the Company strengthened screening and management efforts targeting potential risks and risk assessment of key facilities. Meanwhile, the Company strengthened its employees’ maintenance capability and timeliness.

In 2017, the Company revised and improved its integrity management system related to equipment and facilities. The revision involved 50 documents and 332 articles. With improved integrity management, both the accident rate for equipment and facilities and breakdown impact

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rate on production have been reduced. As a result, the risk from equipment and facilities has been brought under control and their growth is sustainable.

Impact Rate of Equipment and Facilities Failure on Output (Output impacted by equipment and facilities/total output planned)

Enhance Safety Emergency Response Capability

CNOOC Limited has been making constant efforts to improve emergency response management mechanism, promote processing capacity of emergency rescue system, and strengthen accident prevention and emergency response capability. In 2017, the Company continued to encourage its affiliated units to refine and improve emergency response plans, further integrated information systems of emergency response management, improved the ICS2 system, enhanced emergency drills to strengthen the system’s risk mitigation capability and reduce the impact of emergencies as much as possible.

The Company promoted the improvement of regional emergency linkage mechanisms from within and outside the system. Within the system, the Company proposed the requirement to establish and improve a regional emergency coordination and linkage management mechanism in the Bohai, Zhanjiang, Huizhou, and Hainan regions, where most of its affiliated units are located. Currently, four bases have already basically established their emergency linkage mechanisms. Outside the system, the Company improved the collaborative system between CNOOC Limited, Sinopec and CNPC, participated in the Emergency Response Coordination for Storage Tanks Fire Emergency Coordination Meeting held by Sinopec Xuzhou branch, supported the command arrangements from National Emergency Rescue, and continued to promote and plan emergency linkage work.

The Company attaches great importance to the security of overseas projects. By strengthening its business communication with international security and emergency rescue organizations (Control Risk, International SOS, etc.), the Company effectively promoted the establishment

2 ICS: Incident Command system

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of work mechanisms for collecting overseas security information and releasing early warnings.

Strengthen Overseas HSE Management

In 2017, the Company continued to strengthen supervision management of overseas affiliated units’ HSE performance. The Company strengthened safety leadership and execution ability of overseas top management, organized HSE audits of CNOOC UK and Indonesia companies’ projects, conducted joint emergency drills and training to increase employees’ safety awareness. These efforts remarkably improved good performance of overseas HSE.

In 2017, the Company attached great importance to changes made in international politics and social instability that might affect overseas operations. Combining the Company’s overseas safety management and good practices of the industry, it established and refined overseas security management requirements, provided highly efficient and reliable security information, and established efficient channels to share safety status of overseas personnel in a timely manner. These efforts have provided strong security support for overseas operations.

CNOOC Limited tackled key problems of risk prevention and rescue in high seas

As a leading company in China’s offshore oil and gas exploration sphere, and with more and more developments of oil and gas resource in deep and faraway seas, CNOOC is in urgent need of strengthening its offshore emergency rescue capability. On October 26, 2017, the kick-off meeting of “Research and Engineering Demonstration of Accident Prevention and Control Technique in Offshore Oil and Gas Exploration”, a key research and development project of China, was held in Beijing. It signified that CNOOC has formally started tackling relevant problems of risk prevention and control and setting up emergency response rescue system for high seas operation.

The project not only established China’s capabilities of operation risk control and emergency rescue in high seas, but also provided support to other industries’ offshore emergency rescue. It contributed to improvement of the country’s public security prevention and control system in high seas.

Shanghai branch increased marine emergency response capability

On July 27, 2017, at the request of Zhejiang Maritime Safety Bureau, Ningbo Maritime Safety Bureau and Zhoushan Maritime Safety Bureau, CNOOC Limited Shanghai Branch sent one Super Puma helicopter and two ships to join COSCO Zhoushan Shipyard Co. Ltd. in joint drill for tycoon preparation and resistance in Liuheng water area in Putuo district of Zhoushan city. During the drill, CNOOC Limited sent a powerful ship to rescue broken cable ships berthing at Zhoushan dock and rescued ships dragging anchor in Zhoushan anchorage ground and sent a Super Puma helicopter to rescue crew on ships dragging anchor. The drill tested emergency response efficiency and capability of CNOOC Limited’s helicopter and ships. Through the drill, the Company gained practical experience to fulfill its social responsibility in the future.

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Safety model applications of MES (real-time database) system promoted safety and efficiency

For a long time, unsatisfactory onsite safety data had been a problem for Shenzhen Branch. Repetitive and tedious work consumed a large proportion of management personnel’s time. To address this problem, the Shenzhen Branch took advantage of real-time online function of the database and added several new business application models in the current MES system, including reporting on potential risks, accidents and events, license management and others. It utilized information technology to complete online collection and transmission of onsite safety data. Through automatic data statistics and application analysis, Shenzhen Branch reduced onsite workers’ workload and realized online management of safety data pertaining to offshore oil and gas fields.

The system optimized and standardized current safety business models and management procedures, enabling management personnel both on land and sea to search for and understand safety management status in real time. According to statistics, the system has saved a total of 7,770 working hours since it came into effect, which is equivalent to one person working 3.5 years. Information technology has helped business units boost quality and efficiency.

Repair Nanhai Shengli FPSO

In May, 2017, Shenzhen Branch found water leakage in the cabin of Nanhai Shengli FPSO (Floating production storage and offloading unit). If the leakage increased, water would cause damage to equipment in the cabin and affect the safety of the whole unit.

Shenzhen Branch immediately launched the repair process to conduct detailed inspection of the leaking point. In less than 10 days, it sealed several leaking points and prevented major accidents. Meanwhile, the Company started preparations for conducting ship structure assessment and overhaul of Nanhai Shengli FPSO and planned to replace parts of the hull that suffered serious corrosion in 2018.

Safety Management Performance Data

Offshore oil engineering has always been a high-risk industry. In 2017, CNOOC Limited continued to adhere to high standards of health, safety and environmental protection. Our annual OSHA (Occupational Safety and Health Administration) records are as follows.

	Scope	Total Work Hours (Millions of man-hours)	Recordable Incidents	Rate of Recordable Incidents	Cases of Lost Work Days	Rate of Lost Work Days	Casualties
2017	Employees	41	12	0.06	6	0.03	0

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	Employees and Direct Contractors	109	48	0.08	17	0.03	1
2016	Employees	40	12	0.06	6	0.03	3
	Employees and Direct Contractors	112	68	0.12	25	0.04	5
2015	Employees	44	20	0.09	3	0.01	0
	Employees and Direct Contractors	124	68	0.11	15	0.02	0
	Employees and Direct Contractors	140	89	0.13	26	0.04	1

Note: According to OSHA statistical methods, all indicators (except for total work hours) are calculated on the basis of 200,000 man-hours.

Environmental Protection

Environment Management

Adhering to the idea of a “Green, Low-carbon, Clean, and Circular Economy”, CNOOC Limited has stepped up its efforts to build an “Energy-saving and Environment-friendly” enterprise, and continuously push forward various work in environment management.

In the context of promoting a desirable eco-civilization, CNOOC Limited pushed for green development and strengthened marine environmental protection. In 2017, it continued to establish and refine its offshore environmental protection system, including Detailed Rules on the Management of Environmental Impact Assessments of Offshore Oil and Gas Fields, Detailed Rules on the Management of Completion Acceptance of Environmental Protection Facility for Offshore Oil and Gas Fields Exploration Projects, Detailed Rules on Reporting of Environmental Events and other documents. It worked to reduce risks and dangers of environmental impact in all phases to continuously improve the Company’s environmental management ability.

Simultaneously, the Company conducted annual special supervision and inspection of offshore platform emission to meet and strengthen standards. It also strengthened inspection and management of production process pollutant emission. The Company increased environmental protection measures by strengthening and monitoring the key areas with information-based efforts, carrying out targeted environmental protection supervision and resolving problems.

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Whole-process Environmental Protection Management	Pre-feasibility Study	Feasibility Study / ODP	Design	Construction	Trial Production	Production	Abandonment
Environmental Requirements for Building a Project	• Pre-assessment of Environmental Risk	• Public Participation Instruction • Environmental Impact Assessment Report

• Environmental Protection

• Basic design has to gain environmental assessment permission before being submitted to investment committee

• Implementation plan as required by environmental assessment and permission for the project

• Reports of environmental assessment changes to the project

				• Environmental Protection Program	• Completion Acceptance Report for Environmental Protection • Environmental Facilities Standardization Report	• Environmental Impact — Post Evaluation	• Disposal of Environmental Impact Assessment
Environmental Management Information System	• Submitting Pre-assessment Report	• Submitting Feasibility Study Report, ODP Report, Monthly Impact Assessment Report, internally Reviewed Report, Draft and Reporting Files of impact Assessment	• Submitting project impact assessment draft for approval, approval documents, as well as impact assessment implementation program and change report	• Submitting Management Program	• Submitting documents of “Three Simultaneous” application, environmental protection facilities calibration report, completion acceptance report and approval Turning projects with completion acceptance approvals into factories

• Registering emission outlets, recording and reporting pollutant emission data

• Filling environmental supervision, clean production, personnel training, due diligence, work evaluation and monitoring plan in the system as per requirements

• Submitting abandonment implementation program, abandonment impact assessment implementation report and approval, as well as environmental monitoring program
Environmental Management Requirements		• "Three Wastes" Treatment Technology Management;Wastewater Up-to-standard Emission and Recycle Guidelines; Air Pollutant Treatment Technology Guidelines; Solid Waste Treatment Technology Guidelines	• "Three Simultaneities" of Environmental Protection Design	• Environmental Supervision in Construction Project	• Environmental Protection Inspection before Trial Production Environmental Protection Acceptance after Completion of Construction Project	• Pollutant Emission Monitoring	• Environmental Monitoring Plan

CNOOC Limited’s Whole-process Environmental Protection Management Flow Chart

In 2017, the Company fulfilled the requirements outlined in the Measures for Environmental Protection Management During Production and Measures for the Accountability for Ecological Environment Damage, and strictly maintained the ecological “red line”. Meanwhile, in an effort

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to strengthen employee’s awareness and management skills in adhering to environmental protection laws and regulations, the Company’s branches organized training for management personnel in various units to teach them newly issued and revised environmental protection laws and regulations. They also organized training program on environmental protection management procedures for offshore facility general supervisors and other supervisors. These efforts strengthened environmental protection management personnel’s expertise and business acumen, and also encouraged onsite management staff to take the initiative in protecting the environment.

Water Resources Management

CNOOC Limited upheld the principle of “Paying Equal Attention to Increase Sources and Reduce Usage and Giving Priority to Conservation”. It focused on improving the use of water resources and pushed for comprehensive strengthening of water resources management through stronger monitoring, technological innovation and transformation, and comprehensive sewage treatment.

In 2017, the Company prioritized water conservation at all levels by setting specific tasks and indexes for its units over water-saving; reduced fresh water consumption per production unit by constantly optimizing production techniques; realized water-saving targets by adopting an array of measures; and increased employees’ crisis awareness and water-saving concepts.

In 2017, the Company’s total fresh water consumption amounted to 1.813 million tons, fresh water consumption per oil and gas production unit was 0.0332 cubic meters/tons, and the annual water saving amounted to 88,000 tons.

Index	Unit	2016	2017
The Company’s total fresh water consumption	million tons	1.879	1.813
Fresh water consumption per oil and gas production unit	cubic meters/tons	0.0335	0.0332
Annual water-saving	thousand tons	113	88

Seawater desalination provided fresh water to production

The Weizhou Terminal of CNOOC Limited is located on the Weizhou island in Guangxi Province, more than 60 kilometers south of North Sea. In recent years, with continuous development of tourism and industry on the island, water consumption has grown rapidly and fresh water resources have apparently declined. The Weizhou Terminal is an important terminal for handling processing, storage and outward transportation of oil and gas explored in the largest crude oil production base, Weizhou southwest oildom, in the western South China Sea. To address the shortage of fresh water on Weizhou island, Zhanjiang Branch introduced seawater desalination membranes system, which converted brackish water to fresh water which was used to generate electricity.

Membrane filtration, also known as reverse osmosis, is a process of applying pressure to seawater on the one side of the equipment to make fresh water osmose to the other side. This seawater desalination technology requires significantly less energy to operate, half of

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electro dialysis process and a 40th of distillation method. As the technology was gradually applied, it effectively relieved offshore equipment from dependence on fresh water supplied from land. The technology has advantages such as being low cost, low energy consuming, of smaller size and yielding better quality of fresh water, thus supporting offshore platforms in cost reduction and increasing efficiency.

Currently, besides seawater desalination equipment being used at Weizhou terminal, Zhanjiang Branch has been using the equipment in several oil and gas fields in Wenchang and Weizhou. This equipment is expected to produce 500 tons of fresh water per day after going into operation.

Turbine waste heat is used in seawater desalination

The Company installed heat exchangers for flue gas and hot water on the flues of two gas turbines of Penglai 19-3 oil field RUP platform. The system used hot water circulating pump, transmitted the heat of turbine flue gas to seawater desalination equipment and produced fresh water by distilling seawater. The project consists of two phases. Currently the first phase of seawater desalination has been completed and the second phase is under construction. In 2017, the first phase produced 13,000 tons of fresh water. It not only met its own fresh water demand, but also provided 3,000 tons to other offshore platforms in the proximity.

Marine Ecological Protection

CNOOC Limited has always been proactively promoting and practicing protection of marine eco-civilization. It pays high attention to protecting ecological diversity near the area of operation. The Company advocates balance between project construction and operations, and ecological protection. It attained win-win results between ecological protection and project construction by restoring the environment, resource conservation and research, and protection of ecological diversity.

Following the requirements of the country’s eco-civilization, CNOOC Limited conducted planning, scheduling, scientific research and implementation of offshore oil and gas exploration under the guidance of the national policy of “Giving High Priority to Conserving Resources, Protecting the Environment, and Letting Nature Restore Itself”. In 2016, the Company fulfilled the requirements outlined in the Measures for Environmental Protection Management During Production and Measures for the Accountability Management of Damages to the Ecological Environment, and strictly maintained the ecological “red line”, so as to achieve the goal of harmonious coexistence with ocean and mutual benefit.

CNOOC Limited strictly followed the management and control measures including marine main functional zoning, marine functional zoning and marine ecological conservation redline. Following the principle of environmental protection during project construction, it implemented “Three Simultaneous Features” of environmental impact assessment and environmental protection facility for offshore oil and gas exploitation projects. For newly built and refurbished environmental protection projects, the Company rigorously implemented Measures for the Management of Newly Built and Refurbished Environmental Protection

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Projects. It reduced legal and technical risks of environmental protection projects through methods including unrestrictive technical proposal, open bidding, advance funding construction and making payment upon final acceptance.

Built “Environmental Friendly Company” and proactively restored fishery resources through the artificial propagation and release of fish

“Protect while Developing and Achieve Development by Protecting”. This win-win philosophy of ocean development shared by enterprises and local governments is crucial to the sustainable exploitation of ocean fishery resources. In 2017, Shenzhen Branch proactively restored fishery resources through the artificial propagation and release of fish. It released a total of 1.6 million mangrove red snappers and 600 thousand Nibea Coibors. It met the requirements of fishery resources restoration and fish release in Liuhua 4-1 project, Liuhua 19-5 project and Xijiang 23-1 readjustment project.

The number of fish in the ocean and their length increased after artificial propagation and fish releases. Shenzhen Branch achieved significant ecological benefits in protecting marine ecological environment and fishery resources.

Adoption of electro-magnetic induction pyrolytic technique to solve the problem of harmless treatment of thousands of tons’ oil drilling cuttings in Enping oilfield

In 2017, Enping 24-2 platform utilized electromagnetic induction pyrolytic technique and advanced rock debris treatment equipment to solve the environmental problem of realizing offshore harmless treatment of 1,000 tons of oil drilling cuttings produced during drilling operation of two extended reach wells in Enping 23-1 oilfield.

Electromagnetic induction pyrolytic technique is a mature and environmentally sound technology for oily sludge treatment. The technology principle of rock debris treatment equipment uses spiral transfer pump or plunger pump to transfer oil base mud and drilling cuttings to decompression pyrolysis reactors, where, heated by high frequency electromagnetic induction electric power and stirred by paddles, oil drilling cuttings and drilling sludge gradually pyrolyse and carbonize. Base oil and water in oil-based drilling fluids are separated in the form of gas and recovered after liquidation in condensing units. The harmless residue is automatically discharged so as to realize.

Since April 15, 2017, this project has completed processes of hoisting installation, fixed position installation, pipeline connection, onsite adjustment, operation management and dismounting hoisting. Relevant parties of Enping 24-2 platform have been fearlessly working against hostile weather and other difficulties to follow each step of the processes of rock debris treatment operations.

The environmentally sound electromagnetic induction pyrolytic technique has been successfully adopted in harmless treatment of offshore oil drilling cuttings. It is a good practice, a beneficial experiment as well as an example of win-win cooperation among several parties. While proactively pushing forward sustainable development of offshore oil, CNOOC Limited personnel at Enping oilfield have always borne in mind that “Lucid

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Waters and Lush Mountains are Invaluable Assets”. They thought innovatively and shouldered the responsibility of protecting blue oceans and clear skies.

Response to Climate Change

Climate change remains one of the major challenges facing the world. As a responsible energy company, CNOOC Limited aims to establish itself as a “Resource Conservative, Green and Low Carbon” enterprise. To this end, the Company has been proactively developing clean energy and promoting energy conservation and emission reduction projects in an effort to address climate change.

Energy Conservation

In 2017, CNOOC Limited made constant efforts to manage and control energy consumption in newly built projects, deeply explore energy conservation potential of its facilities, coordinate energy allocation within the region, continuously provide special fund for energy conservation and emission reduction and promote technology advances. On the basis of constantly improving its systems and mechanisms for energy conservation, the Company formed a set of complete management systems for energy conservation, specified requirements of energy management organization structure, assignment of responsibilities, management principles, schedule and plan management, energy conservation assessment and inspection management of fixed assets investment, special funds management, supervision management, education and training and other aspects. It standardized the process of energy conservation and incorporated it into the Company’s risk control and management system.

CNOOC Limited has attached great importance to energy conservation in every aspect of its production and operation. It not only focused on energy conservation and control at the beginning of the projects and conducted strict assessment and inspection of newly built projects and refurnished them to ensure they reach the advanced standards in China, but also continued to adopt such measures as improving management, optimizing process and production operations, and undertaking reforms in energy conservation technologies. The Company also launched energy saving initiatives, and encouraged employees to go green commuting, to consume in a green way, and constantly boosted their knowledge and awareness of environmental protection.

In 2017, the energy conserved was 155,000 tons of standard coal equivalent, 118.3% of annual target. The comprehensive energy consumption per unit of oil and gas production was 0.0494 tons of standard coal.

Main Energy Consumption of CNOOC Ltd.

Index	Unit	2015	2016	2017
Crude Oil	thousand tons	306.7	313.9	323.2
Natural Gas	billion cubic meters	1.732	1.732	1.766
Diesel	thousand tons	27.0	25.1	28.3
Electricity	million kWH	146	132	150

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Meeting Energy Saving Targets

Index	Unit	2015	2016	2017
Energy Saving Targets	tons standard coal equivalent	78,998	86,952	130,767
Energy Saving Actuals	tons standard coal equivalent	130,196	159,416	155,299

Note: The statistics include only those of Tainjin Branch, Shanghai Branch, Zhanjiang Branch and Shenzhen Branch. China United Coalbed Methane Co. Ltd. with excluding overseas units.

“New tricks” of cost reduction for offshore lighting system

Lighting for two platform blockings and two buildings for housing employees of Bozhong 34-9 oilfield development project needs about 1,800 lamps and lanterns. To reduce operation and maintenance costs, for the first time, LED was used entirely. More than that, offshore oil platforms adopted optoelectronic switches to realize automatic control of some lamps and lanterns. When there is abundant light, the system will automatically turn off the lamps and lanterns. Compared with traditional control model, the new system features longer service time and lower operation and maintenance cost. It is expected to save about 13,500MWh of electricity and reduce GHG emission by nearly 11,700 tons of CO2 equivalent.

Natural gas recovery project in south Bohai Sea

Bohai oilfield insisted on achieving energy conservation by improving technology and management capability. It explored the energy conservation potential and focused on utilizing of waste heat. To make better use of associated natural gas produced during operation, the Company added new compressors and undertook construction work with the advantage of current production facilities and joint pipeline network in southwest Bohai region. Because of these efforts, the Company compressed and recovered associated gas produced in Bozhong 28/34 oilfields and transferred it into joint supply pipeline network in southwest Bohai region. This endeavor enabled relevant parties in the region to complement each other’s advantages of energy utilization and raised the efficiency of energy use.

According to statistics, the project is capable of recovering 60 million cubic meters of natural gas and reducing GHG emission by 140,000 tons of CO2 equivalent.

Recovery and reuse of low pressure associated gas of Hai Yang Shi You 113 FPSO

Bohai oilfield pays high attention to recovery and reuse of low pressure and small batch associated gas. In Bozhong 25-1 oilfield, sometimes, the turbine had to use diesel as fuel due to insufficient natural gas. The Company added a frequency-converting control small displacement compressor to Hai Yang Shi You 113 FPSO. The compressor recovered flaring

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through second stage separator and reused it to provide stable gas source for turbines. The project is capable of recovering and reusing 15,000 cubic meters of natural gas per day, reducing costs by providing sufficient gas for the main engine.

Emissions Reduction

Premised upon “Green Development and Low-carbon Innovation,” CNOOC Limited has always advocated a green and low-carbon style of production, life, and consumption. It promoted energy conservation and emission reduction in production, transmission and consumption by taking advantage of energy conservation, environmental protection system.

The Company strictly complies with its principle of the discharge of pollutants, “Standard Compliance Comes First”. The Company implements emissions reduction programs and updates pollutant-treatment facilities to enhance the management of pollutant control during operation. To meet the requirements of management of stationary pollution sources centering around pollutant emission permits, the Company conducted research about overseas offshore pollution emission permitting system and monitored current condition of offshore pollution emission. At the same time, the Company carried out special inspection of offshore platform emission to ensure that requirements are met. It strengthened inspection and management of polluting emission in the production process. The Company further regulated environmental protection by strengthening and monitoring the key areas of protection with information-based efforts, carrying out targeted supervision and ensuring the resolution of problems.

At present, all of the Company’s offshore facilities emissions have reached standards. The average concentration of oil content in process water is averagely 13.1 mg/L, much lower than the national’s emission standard of 30 mg/L.

In 2017, in domestic the Company produced 22,325.9 tons of hazardous waste and 16,489.9 tons of non-hazardous waste, 99.8 tons of COD (“Chemical Oxygen Demand”), 2,534.8 tons of oil in water, 8.4 tons of sulfur dioxide, and 272.2 tons of nitrogen oxides. According to national requirements for comprehensive management and control of offshore oil and gas exploitation pollutants, the statistic of COD, oil in water and waste emissions have been achieved. As required by onshore environmental management, onshore terminals with gaseous pollutants (SO2 and NOx) have been included in pollution management and control. According to the country’s management and control requirements for VOCs3, CNOOC Limited has taken measures for pollution prevention and control of VOCs produced by offshore terminal treatment facilities. By implementing LDAR (leak detection and repair) procedure, the Company enhanced control of VOC emission at dynamic/static sealing points. It reduced VOC leakage by repairing pipe valves. In 2016-2017, the Company has completed LDAR in 9 offshore terminal treatment plants.

Improving Carbon Resources Management

The Paris Climate Agreement came into effect on November 4, 2016. On December 19, 2017, China launched its carbon market. The low carbon management platform of CNOOC Limited established a series of new standards for carbon emissions. It set up new models including carbon emission calculation, statistics, monitoring, data analysis, carbon quota index, carbon

3 VOCs: volatile organic compounds

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quota P&L, internal CCER4, national and local low carbon policies and others. Within the year, the Company conducted carbon inspection and discovered its total carbon emission amount, emission intensity and carbon emission reduction potential. These efforts laid a solid foundation for the Company’s low carbon development strategy.

More than that, the Company assessed the impact of carbon emission on fixed asset investment and construction projects. It made clear regulations and listed requirements about the assessment’s scope, procedure and report. By the end of 2017, it had completed inspection of carbon emission assessments for 9 projects including Wenchang 13-2 comprehensive adjustment project.

In 2017, CNOOC Limited conducted research and analysis of low carbon laws and regulations for overseas operation projects, carbon emission impact on offshore oil and gas fields newly developed under the 13th Five-Year Plan, and technologies including carbon sequestration and oil displacement by carbon. The Company is constantly pushing forward carbon dioxide capture and storage, transmission, oil displacement, geological sequestration, chemical utilization technologies and other efforts. In 2017, the total GHG emissions of the Company was 7.829 million tons of CO2 equivalent, of which the direct GHG emissions (scope I) was 7.736 million tons of CO2 equivalent, accounting for 98.81%. The indirect GHG emissions (scope II) was 93 thousand tons of CO2 equivalent, accounting for 1.19%. The amount of GHG emission from production of oil and gas per ton was 0.1409 tons.

Care of Employees

CNOOC Limited regards its employees as the most precious resource and asset. Consistently upholding the people-oriented concept of development, the Company focuses on employees’ rights and interests, constantly perfecting the labor system so as to create an environment of growth for staff and help them develop healthily. At the same time, The Company cares for employees’ physical and mental health and strives to realize the growth of both enterprise and its staff.

By end of 2017, we had 19,030 employees, including 15,011 in Beijing, Tianjin, Shenzhen, Shanghai, Zhanjiang and other cities in China5, and 4,019 were in other countries and regions. Domestic staff accounted for 79% of employee strength while overseas staff accounted for 21%. The employee turnover rate in 2017 was 1.6%.

Employment Policies

CNOOC Limited respects the basic human rights which all employees are entitled to in accordance with the laws in each jurisdiction. The Company also respects employees’ values, personalities, and privacy under different cultural backgrounds. In China, CNOOC Limited acts

4 CCER: Chinese Certified Emission Reduction

5 The data coverage is only within China (namely 15,011 employees) in this chapter, except female employee ratio and employee distribution.

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in strict compliance with the Labor Law of the People’s Republic of China and Law of the People’s Republic of China on Employment Contracts and safeguards all employee rights and interests. Overseas, the Company abides strictly by relevant laws and regulations, as well as conscientiously adhering to international conventions accepted by the Chinese government and respects the legitimate rights and interests of all employees.

The Company complies with diversification and none-discrimination policies. It is prohibited to set up clauses of gender, nationality, marital status, religion, or being hepatitis B virus carriers while recruitment. We insist on giving fair and equal treatment in our recruitment, training, promotion, and compensation regardless of race, nationality, religion, gender, age, marital status and other legal privileges of an employee. The Company strives to offer employees equal opportunities in recruitment, promotion, training, and career development, build enterprise culture with respect, openness, and inclusiveness, and cherish staff’s diversified talent. All employees enter into employment contracts with the Company on an equal and voluntary basis. The Company strictly conforms to labor laws, opposing any form of inhumane treatment, and abides by stipulations on salary, overtime, and statutory benefits. The Company prohibits child labor (anybody under 16) and the youngest employees are currently 18. There is neither no forced labor in the Company.

CNOOC Limited adheres to gender equality, encouraging the hiring of female employees and developing training and education for women in management roles. In addition, the Company has organized various activities to enrich female employees’ lives in spare time, encouraging their participation. As of 2017, there were 2,605 female employees, accounting for 14% of staff strength, of which 121 were middle and senior level managers.

CNOOC Limited respects cultural diversity and local customs of countries, promoting mutual understanding among staff with different nationalities, regional and cultural backgrounds. The Company works hard to promote the integrated development and exchange of domestic and overseas employees, so as to create a dynamic working environment.

In 2017, 23% of employees had Master’s degrees or above, 58% had bachelor’s degrees and 19% had a junior college degree or below. 87% of employees were in Asia, 8% in America, 5% in Europe, and 1% in other regions.

Employee Rights and Interests

CNOOC Limited endeavors to create an open, transparent, and equitable diversified environment. It adheres to people-oriented, caring principles and values, and protects the legitimate rights and interests of its employees.

The Company strives to offer employees competitive compensation packages by gradually implementing the normal salary increase and allocation system that is consistent with the market. The Company’s allocation system, which continues to emphasize the field employees, is closely associated with employees’ quality of work, values and contributions. A pay mechanism that employee incomes matches to Company profit growth has also been adopted, ensuring employees benefit from the Company’s ongoing development.

The Company has also built a comprehensive and effective social security system, which brings

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employees under various social insurance programs as well as a variety of supplementary insurance schemes. Aside from the five basic social insurance programs – pension, healthcare, employment injury, unemployment, and maternity – CNOOC Limited also provides employees with personal accident insurance, commercial supplementary medical insurance, and non-adult children supplementary medical insurance. It also provides employees with company annuity and housing subsidies. The Company respects and supports the freedom of its employees to socialize, gather, and join Labor Unions in accordance with the law. Guided by the Trade Union Law of the People’s Republic of China, the Company has established Labor Unions, which have the responsibility and obligation to protect employees’ legitimate rights and interests as well as to monitor the Company’s fulfillment of its responsibilities. Labor Unions also oversee all operational activities related to employee benefits and communicate with the Company on behalf of its members. The Company follows the Labor Contract Management Rules and other management systems based on practical situations and oversees their implementation within the Company. It also maintains close communication with legal departments and labor union organizations to jointly guarantee employees’ legal interests.

Employee Development

CNOOC Limited always sticks to the concept of "people-oriented" development, constantly perfecting the training system, improving employees’ growth and development system, and creating opportunities for them to continue to develop. By unrestrained talent growth channels, the Company motivates employees to realize their self-worth.

Career Growth

Based on different professional groups and job characteristics, the Company has identified three streams for talent cultivation systems — management (M rank), technology (T rank) and work (W rank) — which provide career development paths suitable for each employee. The Company has refined its professional title management system and talent assessment practices. With five-year talent development planning, it sets up the idea of talent development and promote the implementation of talent projects.

The training of talent is more professional

In order to further lift core competitiveness, promote the coordinated development of talent in different fields and levels, and comprehensively improve the overall qualities and abilities of staff, the Company has made the “13th Five-Year” talent development plan: with the cultivation of high-level personnel, young and middle-aged ‘backbone’ employees, international talent, and urgently-needed professionals in the lead, the Company makes solid progress in promoting leading personnel initiative, high-level core talent initiative, young talent cultivation initiative, CNOOC craftsman initiative, international core talent cultivation initiative, and secondary unit ‘backbone’ talent initiative, so as to build a talent aggregation. The Company carries out knowledge management engineering, which starts with the training of employees to strengthen core skills and management abilities; by carrying out course development competitions at different levels and internal training teacher selection activities. The Company establishes hierarchical teacher pool and course pool to promote the checking of course resources and the establishment of multi-level knowledge management system. At the same time, the Company

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innovates the select methods of technical experts, rearranges management functions at all levels, delegates the power of evaluation to lower levels, and regulates evaluation procedures.

In 2017, CNOOC Limited selected 71 persons for the second batch of young scientific and technological talent, 2 core international talents of the first batch, 57 leading international experts, and fourth batch of local experts numbering 56.

The talent evaluation is more scientific and fair

In 2017, the Company adjusted and optimized the professional title evaluation system based on the actual situation. The main features of the reform included doing away with English examination for the promotion of technical titles, weakening the ‘form of thesis’, focusing on frontline staff in grassroots units, and opening the green channel. Focusing on ethics, ability, and achievements in talent evaluation, the Company strives to enrich the dimension of the evaluation, do away with the trend of “emphasizing education background, working experience, and thesis”, and appraise and value employees who have strong professional skills and excellent achievements.

The ground-breaking points of national professional titles system reform

Insist on both political integrity and professional competence with emphasis on the former.

Carry out "one vote veto" for academic cheating

The Title examinations testing knowledge of foreign language and computers

Do not neted a unified form.

Layout the research direction of thesis and achievements reasonably

Explore other forms of achievements to replace thesis.

Propensity to focus on frontline staff in grass-roots units.

For professional and technical staff who work on the frontline for a long time, the requirements of educational background and length of employment can be lower.

Highlight achievements and contributions.

For high-level overseas talent and urgently-needed professionals, the limitations on qualifications and length of employment can be lowered.

Play the role of "baton" to guide others.

Provide a wider world for talent to play their roles and display their skills, offer those who make contri-butions a sense of accomplishment.

# Adjust and optimize it in keeping with the actual situation

## ■ Change the requirement of foreign language into an extra option.

- TEM 8, TOEFL, IELTS, TOEIC,
- CET4，CET6
- National professional and technical personnel of foreign language grade title examination.

## ■ End the limits of educational qualification for frontline staff in grass-roots unit.

For staff who have worked on frontline for over 20 years, the requirement of education back-ground can be lowered to junior college degree when they apply for senior professional titles.

1
2
3
4

## ■ Increase substitutes for thesis.

- Technical standard officially issued and implemented.
- Authorized national invention patent.
- Face-to-face courses for 2 hours and above.
- Five or more micro lectures, or micro lectures that add up to 25 minutes or more.

## ■ Open green channels.

- Outstanding high-level personnel from demobi-lized army cadres can directly apply for senior professional titles after obtaining medium-grade professional title.
- Overseas high-level talent can directly apply for professional level senior titles.

Methods of selecting and evaluating innovative talent In 2017, in terms of the methods of selecting talents, the Company innovated in and explored three aspects.

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First, with the aid of data tools and platforms from external assessment organizations, we made online evaluation of participants’ abilities such as commercial reasoning abilities, management skills, and personality, which are regarded important for evaluation. Second, we did away with external assessment organizations and used internal assessors, who were more familiar with our enterprise culture and knew more about rules of talent development. The participation of internal assessors in different stages of talent selection such as the formulation of plan, short listing, and the interview, not only saved costs, but also made selection methods more scientific and efficient, continuously internalized the organizing abilities, and promoted employees’ competence. Third, changing to online application and selection including features such as handling of materials, competency assessment, interview and scoring, professional oral examination and results.

Excellent Employees:

In September, 2017, Han Changwei won the first place in the CNOOC 7th Professional Skills Competition Electrician Contest. “The competition is similar to the actual situation, so it tests your daily training and practice,” Han Changwei always says. Where there is a task, he is the one to do it in no time, and never avoids responsibility.

If work is his duty, studying is his hobby. After work, whether it be on site, in the workshop, or the dormitory, you could see Han studying to improve his skills. Whenever he sees an electrical equipment for the first time, he will not rest till he has understood how the machine works, either by consulting colleagues or reading about it. Therefore, everyone calls him the “electrical encyclopedia” of the place. Han is more than willing to share his hard-learned experience. He says, “My achievements today are because of the strict teaching by onsite teachers. I will also pass on the professional skills and spirit that I inherited from my teachers to younger colleagues.”

The competition is similar to the actual situation, so it tests your daily training and practice

Record of maintenance electrician Han Changwei from Lufeng Oil Field

As a worker with over 20 years’ experience, Gao Peng has not only ingenuity but also piercing eyes that won’t miss anything amiss; from a small touch switch to the whole hydraulic system. An entire crane is operating in his mind. Over the years, Gao constantly strived for perfection and performed the best work. Solving technical problems together with crane manufacturers, machinists, and mechanics, he became an experienced crane driver.

He is also an experienced worker. He has taught numerous students during his more than 20 years career, some of whom became boatswain, some became experts in the crane industry, and others are crane drivers like him. He says, “Ingenuity comes from passion, and gold medal comes from persistence. I will continue to work earnestly and conscientiously, so as to develop my offshore oil career.

Experienced worker with a sharp vision

Record of crane driver Gao Peng from Bonan Operation Corporation

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Employee Training

In 2017, guided by the Annual Plan for Key Training Programs, the Company continued to put the focus of training on key specialties and critical roles, establishing and perfecting the knowledge management system and training resource management system. The Company insisted on diversified development, continuous empowerment, and internal sharing, continuous education of talented and willing employees in special technical skills.

In 2017, 44 key training programs and systematic construction projects involving 2,100 attendees were completed, which successively cultivated 22 talent assessors, 30 case developing personnel and internal training coaches, and over 80 course developing personnel and teachers.

At the same time, the Company promoted the certification of professional skills and increased the proportion of experienced professionals. In 2017, a total of 2,346 employees received certifications. Currently, the Company has 4,377 employees with titles of senior worker or higher, and 848 technicians and senior technicians, accounting for respectively 72.51% and 14.05% of the total technical workforce.

Year	Total Training Sessions	Number of training programs attended	Total Training Hours	Total Training Hours per Person
2017	22,468	213,167	1,084,229	72
2016	18,077	204,653	920,576	64
2015	18,423	225,521	1,151,930	97

CNOOC online learning platform - “Haixue” launched

On July 3, 2017, CNOOC online learning platform “Haixue” was officially launched. The platform is available in both computer and mobile phones, which can currently support about 15,000 existing CNOOC staff accounts to log in and undergo online or offline learning, with over 14,000 learners.

There are 401 courses on the platform, covering three categories - technology, skills, and general fields, and 30 sub-categories. With modules on the platform such as courses, knowledge, activities, examinations and research, employees can independently participate in online learning and evaluation exercises. With the comprehensive coverage of the platform, the learning methods of CNOOC employees have gradually changed. Sharing and acquiring knowledge within the organization has become a habit.

Training young employees in Uganda

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In order to make young employees understand FEED design and become familiar with works in oilfields, CNOOC Uganda Limited specializes in selecting outstanding employees from various related business departments to participate in FEED design in batches.

In 2017, CNOOC Uganda Limited arranged 14 young people in two batches, who are “future oilman”, to communicate and exchange knowledge with different departments to strengthen their understanding of this industry. In recent years, CNOOC Uganda Limited has also chosen young employees to train in China on several occasions and has systematically learned about CNOOC’s drilling and completion management system with its Chinese colleagues.

CNOOC Uganda Limited’s focus on young talent has achieved good results. In 2017, two employees from CNOOC Uganda Limited Company were awarded at the CNOOC International Award for Outstanding Youth Recognition. The youth is the hope for the development of the oil industry in Uganda and is also a hope for CNOOC to develop and grow in Uganda. CNOOC Uganda Limited takes positive steps to support young students, cultivate young ‘backbone’ employees, and offer young people a better platform to create a better future for the Company.

Cultivating International Talent

In 2017, the Company closely integrated with the international talents plan – “13th Five-year Plan” to formulate training and exchange programs for expatriates, and to set up training indicators based on the objectives of international talent planning, and to ensure the implementation of training tasks.

The Company focuses on the management of overseas outbound employees and domestic support teams for overseas operations, and effectively manages international employees and local employees based on their subsidiaries and overseas institutions. Through multiple training methods specific to dispatched employees and domestic business ‘backbones’ such as overseas work shift cultivation, short-term technical exchanges, overseas training, and on-the-job training at our international energy company, we aimed to comprehensively promote the competence of our dispatched employees. We also tracked and evaluated the implementation of our newly revised overseas human resources management methods, analyzing problems and methods to promptly satisfy the varied human resources management demands of overseas businesses.

The Company worked to form an inventory of international reserve talent and training needs, so as to spot deficiency and weaknesses in the training and development process and frame a targeted “international leading talent and core talent” cultivation plan. At the same time, it sought cooperation with overseas institutions on talent cultivation. In 2017, two talented international employees were selected to study at prestigious overseas institutions for a year and prepared for going abroad to work in key positions. Within the year, the Company chose 57 international persons with core talent to study at the domestic training class jointly organized by the Company and overseas institutions, through which the Company chooses and cultivates core ‘backbone’ talent for international businesses and high-potential talent for the Company's future development.

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Exchange for cultivation of overseas talent

In 2017, CNOOC Limited kept focusing on the exchange of work among employees in different regions. CNOOC selects 17 professionals including oil reservoirs, development and production, engineering, and auditing from agencies, international companies, research institutes, and branches to visit Canada for internal work exchange, which lasted for at least three months to three years. The Company also dispatched 19 foreign professional technicians from Nexen to international companies, research institutes, and headquarters to conduct a four- week technical exchanges. Through the two-way communication with Nexen, it helped to establish overseas talent exchange cultivation system and promote cultural integration.

Nexen Focuses on Talent Development

In 2017, Nexen Company continued to implement the “Developing Internal Talent” program to provide employees with diversified development opportunities. The company focuses on the development of employee leadership capabilities and develops training programs for managers to enhance their professional and technical capabilities and management capabilities. In addition, Nexen also promoted the talent exchange plan and sent 35 employees to China for short term exchanges and education in 2017.

It discovered and developed employees’ skills and reserved new forces for the industry by focusing on their personal development.

Employee Health

CNOOC Limited adheres to the core value of “People-Oriented” which always prioritize employees' occupational health in an important position. Various measures have been taken by the Company to improve the working environment and continuously improve the occupational health management system. The full application of the Occupational Health Electronic Management System, the consistent implementation of occupation health promotion, and the full coverage of occupational health surveillance, has guaranteed the physical and mental health of CNOOC employees.

Occupational Health

CNOOC Limited actively carried out pre-assessment of occupational-disease-inductive factors for construction projects and acceptance of occupational-disease prevention facilities and continued to improve workplace occupational health management. Each unit uses the CNOOC occupational health management software to prioritize the occupational-disease-inductive factors for control, so as to guide and determine those key workplaces, populations, and positions in each unit, and then implement specific and effective prevention and control measures.

In 2017, the periodic test rate of occupational-disease-inductive factors was 98.96% (2 offshore platforms were not fulfilled due to suspension of work activities), and the rate of occupational

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health examination was 100%.

Mental Health and Health Promotion

CNOOC Limited always prioritizes employees’ physical and mental health at top. The Company has constantly engaged in professional organizations to carry out stress management and mental health work for the working population for many years, in order to guide employees to work and live with self-esteem, confidence, rational peace, and positive attitude by various psychological services, such as onsite expert lectures, group interviews, behavior training, and workshop experience. It aims to establish a Safety Production – Mental Health Model, which is suitable for the production operation unit. Currently, this model has been used to qualitatively identify and lock people with hidden psychological troubles and actively intervene to eliminate hidden troubles.

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The identification of employees with hidden mental troubles in offshore oil field during recent three years.

The recovery rate of employees with hidden mental troubles in offshore oil field.

Staff Care

In order to help employees, maintain work-life balance, the Company offers paid annual vacation or home leave to employees, and also encourages staff to take therapeutic leave. Besides, the Company also grants a one-time settlement subsidy or comprehensive allowance and provides temporary dorms in order to help migrant employees with relocation. It has dedicated special “Mommy’s Caring House” for pregnant or breast-feeding female employees

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to keep them safe, healthy and happy.

The Company also fulfills its responsibilities to employees in overseas operations, giving them a safe and comfortable work environment and appropriate benefits.

Showing love and care through Mommy’s Caring House

On November 2, 2017, the second “Mommy’s Caring House” in Zhanjiang Branch were completed and put to use after the first “Mommy’s Caring House” in Zhanjiang Branch were opened. The rooms are equipped with facilities and items such as sofas, refrigerators, microwaves, lockers, and newspaper racks. In this house, female employees can feed their babies, while pregnant women and moms can take rest and exchange their parenting and health tips.

The setup of “mommy's caring rooms” can end the difficulties female employees face ahead of pregnancy, during pregnancy, and lactation period, helping them stay healthy, safe and happy before and after pregnancy. It shows CNOOC takes special care of female employees.

Destructive hurricane, Company with love and caring

In September, 2017, Hurricane Harvey wrecked Houston and about 23 employees in Nexen needed help. In the beginning of October, employees from Nexen had already donated $31,695 to Nexen/CNOOC Hurricane Harvey Employee Rescue Foundation via public crowdfunding platform You Caring.

In addition, the Company also invited some professional counselors to undertake counseling of flood-affected employees.

The 10th Bohai youth group wedding

CNOOC always pays close attention to employees’ marriage. Employees’ group wedding has already become a leading brand activity of the Communist Youth League in Bohai Oilfield. In 2017, a total of 42 pairs of newlyweds holding hands and went into the marriage in the 10th Bohai youth group wedding ceremony.

For ten years, the Youth League Committee of the Company has recorded the best moments of over 200 newlyweds, which has become a cultural highlight of Bohai Oilfield.

Social Contributions

Society contributes resources, opportunities and profits of enterprises, as well as the ultimate destination for the development of companies. Only when the enterprise integrates into society, can it progress. CNOOC Limited's policy-makers have always emphasized that harmony with society is the basis for the survival of the Company, the source of development and the pulse

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of growth. CNOOC Limited has always closely linked its development with social progress and emphasized corporate citizenship, so as to make unremitting efforts to promote social harmony and progress.

The Company follows the principle of helping vulnerable groups, acts to give back to the society, participates in community building activities, strives to share its resources with society and contributes to the society with its own development. In 2017, the Company donated RMB26.51 million. In recent years, CNOOC Limited and its affiliates have continued to give full play to their advantages in education, health care, maritime rescues, marine environmental protection and community development, striving to implement the Company’s commitment to serve society, create harmony and benefit the people.

Economic Contribution

Oil and gas exploration and production is one of the major sources of modern energy supply and is an important basic industry of the national economy. With the continuous development of science and technology, as well as its unique advantages, the oil and gas industry has promoted the country's development. Through its globalization strategy, CNOOC Limited has expanded its footprints to the global markets and has made contributions to promoting global economic and cultural communication and cooperation.

In 2017, the Company recorded oil and gas sales revenue of RMB151.9 billion with a net profit of RMB24.7 billion. Facing the uncertainty of international oil price trends, the Company has always regarded improving quality and efficiency as the key to responding to the industry cycle. In 2017, the all-in cost was USD32.54 per BOE, which decreased by 6.2% year-on-year.

In 2017, the Company's tax payments (including income tax, value-added tax, mineral fee, resource tax and etc.) reached RMB37.249 billion; creating more than 19,000 jobs worldwide, supporting local economy and social development.

Marine Rescue

CNOOC Limited’s relevant offshore operation units have taken active initiatives to take on social responsibility while performing production tasks, have participated in maritime salvage, marine search and rescue, etc., undertaken external rescue responsibilities and humanitarian obligations and provided strong support for emergency action by government agencies and been recognized by many parties.

In 2017, the Company participated in maritime search and rescue operations for 38 times. It rescued 39 people and 31 ships. It used ships for 46 times and helicopters for 7 times for the purpose. It was commended by government departments for 7 times and received 5 letters of appreciation from external organizations.

Company	Total number of people rescued	Ships used	Helicopters used	Number of people rescued	Number of ships rescued	Number of accolades accepted

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Tianjin Branch	23	30	5	25	21	4
Zhanjiang Branch	9	9	0	13	4	2
Shenzhen Branch	2	2	0	1	2	0
Shanghai Branch	4	5	2	0	4	1
Total	38	46	7	39	31	7

On February 24, 2017, a fishing ship “Yihuangyu 02698” sank in the East China Sea, about 130 nautical miles east of Sheng Mountain in Zhoushan. With a total 20 persons in the ship, there were 7 persons rescued and 13 still missing. Under the coordination of the Zhejiang Maritime Search and Rescue Center, the Shanghai branch dispatched a guard ship and a helicopter, together with the East China Sea Rescue Bureau, Ocean and Fisheries Bureau, the Navy East Sea Fleet, and China Coast Guard, to search and rescue 13 missing persons.
On May 29, 2017, the Tianjin branch received an alert and participated in the rescue of a merchant ship in distress, and then dispatched two guard ships and one helicopter for rescue. After two hours, all 5 persons on board were rescued. Subsequently, the Caofeidian Oilfield also dispatched safety supervisors and doctors to go to the ship to carry out psychological counseling of the persons in distress, and after a preliminary medical examination, they were sent to land by the guardian ship.
On July 3, 2017, the Zhanjiang branch received a search and rescue request from the Beihai Maritime Search and Rescue Center, which immediately dispatched a ship and rescued the personnel in distress.
On July 15, 2017, the Zhanjiang branch received a rescue order from the Hainan Maritime Search and Rescue Center. A fishing boat with four fishermen on board, 40 nautical miles to the west of Exploration Drilling Platform No. 3 had lost contact with the shore. The branch immediately dispatched the rescue ship “HYSY 685”. It found the missing fishing boat on the morning of July 16 and escorted the boat to port.
On July 21, 2017, the Bohai Sea saw stormy conditions with offshore winds reaching 8 levels, gusts reaching 10 levels, and waves rising to 3-4 meters. Tianjin branch received the rescue requests from Tianjin Maritime Search and Rescue Center, Hebei Maritime Command Center, and Dongying Maritime Affairs Bureau. Then it coordinated resources as soon as possible and dispatched 3 ships and a helicopter and rescued 9 persons.
On October 2, 2017, Panyu Oilfield Panyu 10-2 platform rescued a drowning fisherman from Quanzhou, Fujian, who had left Dongdian Port in the same province at about 3am on September 24 and planned to sail to the Philippines, but his boat capsized in choppy waters.

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Public Welfare

CNOOC Limited insists on maximizing social benefits while pursuing the economic goals of the enterprise, carrying out charitable projects such as education and community building, and undertaking localized construction in keeping with the development and culture of different countries. It also promotes global social harmony and development through its activities.

Education assistance

CNOOC Limited attaches great importance to educate the next generation and strives to use its strength to help children in areas with poor educational resources to find more opportunities, while paying attention to students' psychological education and promoting their physical and mental development.

CNOOC Best Performers Scholarship

On May 19, 2017, CNOOC Uganda Ltd organized a CNOOC Limited distinction scholarship awarding ceremony in Hoima District, and awarded a total of USD8,000 CNOOC Limited distinction scholarships to 90 local primary and middle school students.

The Company has launched the scholarship program since 2013 for outstanding primary and middle school students in Uganda’s Hoima District. 330 students have benefited from the project.

"Pearl Students • Entering the Blue Ocean" Charity Project

In June 2017, the Youth League Committee of Tianjin branch and the Xinhua Love Education Foundation launched the "Pearl Students • Entering the Blue Ocean" event. With great enthusiasm, 40 poor university students in Tianjin came to the Bohai Oilfield to visit 3D Visualization Center and offshore platform construction site, to learn about exploration, development and production at offshore oil fields, experience the corporate culture and development concept of CNOOC Limited, and to communicate with outstanding youth representatives of Bohai Oilfield.

Care for vulnerable groups

CNOOC Limited cares about the development of the local community, organizes and develops activities to help vulnerable groups and provides them practical and effective help.

Pairing to help poor villages

Tianjin branch selected staff in August 2017 to form a pairing support group and stationed in Renfengzhuang Village, Qilihai Town, Ninghe District, and Tianjin City to carry out a three-year pairing poverty alleviation program. The Tianjin branch handled the funds, projects and technology by strengthening community-level organizations, developing and expanding the villages’ collective economy, increasing peasants' incomes, improving infrastructure, perfecting community governance mechanisms and fostering rural culture, aiming to tap their potential and focusing on fighting poverty. Meanwhile, it explored long-term development opportunities for the village.

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Assist poor residents with career development

BC Energy Investments Corp., an affiliated company of CNOOC Limited, focused on tapping the potential of local residents’ development, training poor residents in basic skills, imparting professional skills and assuring them of a decent living. By taking advantages of a well-developed training system, it trained poor local residents to enhance the soft power of communities, combined their own desire of market-oriented operations to solve unemployment and helped lift them out of poverty.

Caring Service with Warm Soup

On August 17, 2017, Nexen Inc. Canada, a subsidiary of CNOOC Limited, joined hands with local charity organization Soup Sisters for the 150th anniversary of Canadian National Day. More than 900 soups were prepared for local residents and families in need and sent to charity organizations for delivering to poor local residents. A total of 150 employee from Nexen volunteered in the event.

Join hands and run for love

On May 28, 2017, the annual HBF Run for a Reason (a large charity long-distance running event) officially kicked off in Perth, Australia. All employees and their families belonging to CNOOC Australia International Holdings Private Limited of CNOOC Limited participated in this charity event. They joined hands with 33,774 runners in Perth to run for love.

HBF Run is one of the most popular charity events in Perth. While promoting running for health, it also raises funds for various charitable organizations. The event this year attracted more than 170 charity organizations, including cancer association, Western Australia Diabetes, Western Australia Heart Foundation and Western Australia Lifeline with most extensive and deep influence in Western Australia. The event cumulatively raised more than one million Australian dollars for charities in Western Australia.

Employee Volunteers

The Company encourages employees to participate in charitable activities voluntarily. This is an important way for CNOOC Limited to promote social responsibility throughout the Company. Employees can understand CNOOC Limited's philosophy of charity more deeply through personal involvement.

Blue Force - Action on Coastal Environmental Protection

In October 2017, Tianjin branch held the sixth “Blue Force – Action on Coastal Environmental Protection” in Qingdao, a beautiful coastal city. After six years of development, CNOOC Limited’s charitable activities are gradually bringing results, contributing to popularization of marine science, marine awareness and marine ecological environment protection. “Action on Coastal Environmental Protection” is rich in content and has aroused colleague and public awareness of marine culture and marine environment

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protection. At the main event site in Qingdao, hundreds of volunteers from all walks of life gathered to carry out various forms of marine environmental publicity and activities for the popularization of science with the theme “Let the Shells Go Home”.

CNOOC Limited Knowledge Classrooms

From November 2 to 4, 2017, Shenzhen branch’s “Blue Force” volunteers carried out the “Blue Force Knowledge Classrooms” activity at No.4 Primary School of Yucai Education Group in Shenzhen. They interacted with primary school students through lectures and experiments, aiming to arouse their interest in understanding the ocean and the protection of marine environment.

"The Blue Force Enters the Campus"

In 2017, the Youth League Committee of the Shanghai branch visited the Ninan Compulsory Education School in Dongtou District of Wenzhou City twice to carry out the “Blue Force Enters the Campus” event. Volunteers from CNOOC Limited built a good corporate reputation in Dongtou District by imparting marine knowledge and educating students about CNOOC Limited’s culture. They worked with students on beach cleaning and gave out school supplies to students. The Company has established cooperation with the local natural gas processing plants and related departments of Dongtou, which has led to a cordial relationship between enterprises and local governments.

Prospects

Looking into 2018, the global oil market is expected to remain steady with signs of rebound amid an uncertain economic outlook, presenting both opportunities and challenges to the energy industry. Responding to the expected dynamic changes in the global energy marketplace, CNOOC Limited will adapt to the new era, undertake new missions and achieve new goals.

Looking to the future, we will continue to grow and develop at a steady pace, and by upholding the corporate mission of sustainable development, the Company will steadily increase its oil and gas reserves. We will also adopt green, low-carbon and healthy development models, continue to provide safe and clean energy for society, and maintain the balance between economic development, environmental protection and social responsibility.

Production safety is a core value of the Company. We always strive to develop world-class production safety management capabilities, continue to vigorously promote production safety, constantly improve the HSE system management, intensify identification and elimination of potential risks, comprehensively improve risk control ability, cultivate a unique safety culture and improve operational safety management in all our business chains.

Regarding to the environmental protection, we will stick to the concept of green and low-carbon and continue to integrate environmental protection into the entire process of daily production and operation. We will proactively respond to climate change, promote energy conservation and emission reduction, and continuously build a comprehensive low-carbon management system. We will continue to make great efforts in terms of water resources and marine

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environment protection, proactively assume our social responsibility, and establish ourselves as a “resource-conserving and environment-friendly” company.

In terms of social responsibility, we will increase our engagement with the community, share our resources with the society and invite it to benefit from our development, contribute to the community’s economic growth and maintain a harmonious environment. CNOOC Limited will adhere to a people-oriented approach, respect talents and encourage them to release their full potential so that the Company and staff can improve together. We will also adhere to transparent and efficient governance, keep improving management efficiency and achieve mutual benefits for our stakeholders.

Standing at a new historic starting point of sustainable development, CNOOC Limited will embark on a new journey of low-carbon energy, write a new chapter on how the Company shoulders social responsibilities, and march toward the strategic goal of establishing an industry-leading global energy company.

Key Performance Data

Index	2015	2016	2017
Total assets (millions of RMB)	664,362	637,682	617,219
Net assets (millions of RMB)	386,041	382,371	379,975
Total revenue (millions of RMB)	171,437	146,490	186,390
Net profit (millions of RMB)	202	637	247
Tax payment (billions of RMB)	32.2	23.7	37.2
Earnings per share (RMB)	0.45	0.01	0.55
Net production of the year[6] (million BOE)	495.7	476.9	470.2
Net proven reserves (billions of BOE)	4.32	3.88	4.84
Dividend per share (HKD)	0.50	0.35	0.30
Crude oil consumption (thousand tons)	306.7	313.9	323.2
Natural gas consumption (billion cubic meters)	1.732	1.732	1.766
Diesel consumption (thousand tons)	27.0	25.1	28.3
Electricity consumption (million KWh)	146	132	150
Energy saving (tons of standard coal equivalent)	130,196	159,416	155,000
Comprehensive energy consumption per oil and gas (tons of standard coal equivalent/tons)	-	0.0470	0.0494

6 Unless otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

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Direct total GHGs (million tons CO2 equivalent)	-	6.735	7.736
Indirect total GHGs (million tons CO2 equivalent)	-	0.360	0.093
Total GHGs (million tons CO2 equivalent)	-	7.096	7.829
GHGs per ton of oil and gas production (tons CO2 equivalent/tons)	-	0.12	0.14
Non-hazardous waste(tons)	-	14,647	16,490
Hazardous waste (tons)	-	20,101	2,2326
Fresh water consumption (million tons)	-	1.879	1.813
Fresh water consumption per tons of oil and gas production (cubic meters per tons)	-	0.0335	0.0332
Water saving (thousand tons)	-	113	88
Number of employees	20,585	19,436	19,030
Number of female employees	2,395	2,514	2,603
Total training hours (hours)	1,502,339	920,576	1,084,229
Coverage rate for occupational health examination (%)	100	100	98

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Independent Assurance Report

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ESG Reporting Guideline Index

ESG Guidelines Subject Areas, Aspects, General Disclosures and KPIs	Locations in the Report	External Verification
A: Environment
Aspect A1：Emissions
General disclosure		Safety and Environmental Protection	Yes
A1.1	Types of emissions and related emissions data.	Safety and Environmental Protection	Yes
A1.2	Total greenhouse gas emissions (in terms of metric tons) and (if applicable) density (e.g., in terms of per yield unit, or per facility).	Safety and Environmental Protection – Response to Climate Change	Yes
A1.3	Total hazardous wastes produced (in terms of metric tons) and (if applicable) density (e.g., in terms of per yield unit, or per facility).	Safety and Environmental Protection – Response to Climate Change	Yes
A1.4	Total non-hazardous wastes produced (in terms of metric tons) and (if applicable) density (e.g., in terms of per yield unit, or per facility).	Safety and Environmental Protection – Response to Climate Change	Yes
A1.5	Describe the measures to reduce emissions, and the results.	Safety and Environmental Protection – Response to Climate Change	Yes
A1.6	Describe the method of handling hazardous and non-hazardous wastes, reducing the output, and the results.	Safety and Environmental Protection – Response to Climate Change	Yes
Aspect A2：Use of resources
General disclosure		Safety and Environmental Protection – Environmental Protection	Yes
A2.1	Total consumption of direct and (or) indirect energies (such as electricity, gas and oil) classified by type (in terms of thousand KWH) and density (e.g., in terms of per yield unit, or per	Safety and Environmental Protection – Environmental Protection	Yes

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ESG Guidelines Subject Areas, Aspects, General Disclosures and KPIs	Locations in the Report	External Verification
facility).
A2.2	Total water consumption and density (e.g., in terms of per yield unit, or per facility).	Safety and Environmental Protection – Environmental Protection	Yes
A2.3	Describe the plan of energy use efficiency, and the results.	Safety and Environmental Protection – Environmental Protection	Yes
A2.4	Describes if there is any problem in seeking for the applicable water source, and the plan of improving the water use efficiency, and the results.	Safety and Environmental Protection – Environmental Protection	Yes
A2.5	Total amount of packaging materials used for finished goods (in terms of metric tons) and (if applicable) amount of per production unit.	--	N/A
Aspect A3：Environment and natural resources
General disclosure		Safety and Environmental Protection – Environmental Protection	Yes
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Safety and Environmental Protection – Environmental Protection	Yes
B: Society
Employment and Labor Standards
Aspect B1：Employment
General disclosure		Care for Employees	Yes
B1.1	Total number of employees by gender, employment type, age group and the regional division.	Care for Employees – Employment Policies, Employee Rights and Interests	Yes
B1.2	Employee turnover rate by gender, age group and the regional division.	Care for Employees – Employment Policies & Employee Rights and Interests	Yes
Aspect B2：Health and safety
General disclosure		Safety and Environmental	Yes

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ESG Guidelines Subject Areas, Aspects, General Disclosures and KPIs	Locations in the Report	External Verification
Protection, Care for Employees
B2.1	Number and rate of work-related fatalities.	Safety and Environmental Protection – Safety Performance Data	Yes
B2.2	Lost days due to work injury.	Safety and Environmental Protection – Safety Performance Data	Yes
B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	Safety and Environmental Protection – Operational Safety Care for Employees – Employee Health	Yes
Aspect B3：Development and training
General disclosure		Care for Employees – Employee Development	Yes
B3.1	Percentage of trained employees classified by gender and employee category (such as senior management, middle management, etc.).	Care for Employees – Employee Development	Yes
B3.2	Average training hours per employee classified by gender and employee category.	Care for Employees – Employee Development	Yes
Aspect B4：Labor guidelines
General disclosure		Care for Employees – Employment Policies, Employee Rights and Interests	Yes
B4.1	Description of measures to review employment practices to avoid child and forced labour.	Care for Employees – Employment Policies	Yes
B4.2	Description of steps taken to eliminate such practices when discovered.	--	No
Operational practices
Aspect B5：Supply chain management
General disclosure		Energy Supply – Purchasing Management	Yes
B5.1	Number of suppliers divided by regions.	Energy Supply – Purchasing	Yes

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ESG Guidelines Subject Areas, Aspects, General Disclosures and KPIs	Locations in the Report	External Verification
Management
B5.2	Describe the practices of hiring suppliers, number of suppliers to whom the practices are performed, and the methods of executing and supervising related practices.	Energy Supply – Purchasing Management	Yes
Aspect B6：Product responsibility
General disclosure		Energy Supply – Product Quality	Yes
B6.1	Percentage of sold or shipped products to be recalled due to safety and health reasons.	--	N/A
B6.2	Number of received complaints about products and services and the methods of dealing with the complaints.	Energy Supply – Product Quality	Yes
B6.3	Describe the practices related to the maintenance and protection of intellectual property rights.	Energy Supply – Technological Advancements	Yes
B6.4	Describe the quality verification process and product recycling program.	Energy Supply – Product Quality	Yes
B6.5	Describe consumer data security and privacy policy, and related implementation and supervision methods.	--	N/A
Aspect B7: Anti-corruption
General disclosure		Corporate Governance – Anti-corruption	Yes
B7.1	Number of corruption lawsuits and the result of litigation during the period of reporting to the issuer or its employees.	--	N/A
B7.2	Describe the preventive measures and reporting procedures, and related implementation and supervision methods.	Corporate Governance – Audit and Supervision, Anti-corruption	Yes

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ESG Guidelines Subject Areas, Aspects, General Disclosures and KPIs	Locations in the Report	External Verification
Community
Aspect B8: Community investment
General disclosure		Social Contributions	Yes
B8.1	Focus on contribution category (e.g., education, environmental issues, labor demand, health, culture, and sports)	Social Contributions – Marine Rescue, Public Welfare, Employee Volunteers	Yes
B8.2	Use of resources (e.g., money or time) in focused categories.	Social Contributions – Marine Rescue, Public Welfare, Employee Volunteers	Yes

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